Exhibit 99.1

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2023	December 31, 2022
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash	$320,486	$143,024
Restricted cash	-	641,461
Accounts receivable, net	880,226	1,851,503
Other receivables	20,261	7,467
Due from related parties	-	267,863
Prepaid expenses and other current assets	250,941	222,633
Forward purchase receivables	-	21,892,527
Total Current Assets	1,471,914	25,026,478

PROPERTY AND EQUIPMENT, NET	25,056	31,628

OTHER ASSETS
Prepaid expenses - non-current	429,115	478,061
Operating lease right-of-use assets	117,905	76,528
Finance lease right-of-use assets	34,175	16,345
Total Other Assets	581,195	570,934

Total Assets	$2,078,165	$25,629,040

LIABILITIES AND SHAREHOLDERS’ DEFICIT

CURRENT LIABILITIES
Short term loans - bank and private lender	$299,057	$204,240
Short term loans - related parties	236,873	-
Promissory note	160,000	170,000
Convertible notes	2,413,125	2,619,625
Convertible notes - related parties	-	782,600
Accounts payable	1,975,558	1,635,483
Other payables and accrued liabilities	1,653,034	1,592,815
Other payables - related parties	928,553	1,521,945
Operating lease liability	137,352	79,959
Finance lease liabilities	4,765	7,186
Prepaid forward purchase liabilities	-	20,321,053
Taxes payable	108,225	186,150
Total Current Liabilities	7,916,542	29,121,056

OTHER LIABILITIES
Operating lease liability - non-current	107,141	-
Finance lease liabilities - non-current	30,084	15,015
Total Other Liabilities	137,225	15,015

Total Liabilities	8,053,767	29,136,071

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ DEFICIT
Ordinary shares, no par value, unlimited shares authorized, 24,777,509 shares and 20,191,770 shares outstanding as of June 30, 2023 and December 31, 2022*	27,610,187	21,308,969
Shares subscription receivable	(280,000)	-
Accumulated deficit	(33,218,092)	(24,703,789)
Accumulated other comprehensive loss	(102,425)	(125,689)
Total Euda Health Holdings Limited Shareholders’ Deficit	(5,990,330)	(3,520,509)

Noncontrolling interests	14,728	13,478
Total Shareholders’ Deficit	(5,975,602)	(3,507,031)

Total Liabilities and Shareholders’ Deficit	$2,078,165	$25,629,040

*Giving retroactive effect to reverse recapitalization effected on November 17, 2022

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EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Six Months Ended
	June 30, 2023	June 30, 2022
	(Unaudited)	(Unaudited)
REVENUES
Medical services	$1,002,810	$2,987,058
Medical services - related parties	-	135
Product sales	-	7,653
Property management services	1,803,010	2,100,214
Total Revenues	2,805,820	5,095,060

COST OF REVENUES
Medical services	744,897	1,067,055
Medical services - related party	-	496,383
Product sales	-	9,491
Property management services	1,359,320	1,590,243
Total Cost of Revenues	2,104,217	3,163,172

GROSS PROFIT	701,603	1,931,888

OPERATING EXPENSES:
Selling	531,095	650,800
General and administrative	4,063,863	2,930,932
Impairment loss on long-lived assets	124,662	-
Research and development	16,616	10,141
Total Operating Expenses	4,736,236	3,591,873

LOSS FROM OPERATIONS	(4,034,633)	(1,659,985)

OTHER INCOME (EXPENSE)
Interest expense, net	(18,759)	(32,086)
Gain on disposal of subsidiary	-	30,055
Change in fair value of prepaid forward purchase liabilities	(1,303,658)	-
Loss on settlement of prepaid forward contracts	(2,635,816)	-
Loss on debt settlement	(645,612)	-
Other income, net	126,169	124,402
Total Other (Expenses) Income, net	(4,477,676)	122,371

LOSS BEFORE INCOME TAXES	(8,512,309)	(1,537,614)

PROVISION FOR INCOME TAXES	862	97,953

NET LOSS	(8,513,171)	(1,635,567)

Less: Net income attributable to noncontrolling interest	1,132	2,226

NET LOSS ATTRIBUTABLE TO EUDA HEALTH HOLDINGS LIMITED	$(8,514,303)	$(1,637,793)

NET LOSS	(8,513,171)	(1,635,567)

FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	23,382	2,698

TOTAL COMPREHENSIVE LOSS	(8,489,789)	(1,632,869)

Less: Comprehensive income attributable to noncontrolling interest	1,250	971

COMPREHENSIVE LOSS ATTRIBUTABLE TO EUDA HEALTH HOLDINGS LIMITED	$(8,491,039)	$(1,633,840)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES*
Basic and diluted	21,125,241	9,253,333

LOSS PER SHARE
Basic and diluted	$(0.40)	$(0.18)

*Giving retroactive effect to reverse recapitalization effected on November 17, 2022

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